UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 10, 2020

Otis Gallery LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1921598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 16th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series #KW Interests, Series Drop 002 Interests, Series Drop 003 Interests, Series Drop 004 Interests, Series Drop 005 Interests, Series Drop 008 Interests, Series Drop 009, Series Drop 010 Interests, Series Gallery Drop 011 Interests, Series Gallery Drop 012 Interests Series Gallery Drop 014 Interests, Series Gallery Drop 015 Interests, Series Gallery Drop 016 Interests, Series Gallery Drop 017 Interests, Series Gallery Drop 018 Interests, Series Gallery Drop 019 Interests, Series Gallery Drop 020 Interests, Series Gallery Drop 021 Interests, Series Gallery Drop 022 Interests, Series Gallery Drop 024 Interests, Series Gallery Drop 026 Interests, Series Gallery Drop 027 Interests, Series Gallery Drop 034 Interests, Series Gallery Drop 037 Interests, Series Gallery Drop 038 Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 3
Material Modification to Rights of Stockholders
Amendment of Constituent Instruments
The interests in the series of Otis Gallery LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), offered under our Preliminary Offering Circular, dated October 7, 2020 and qualified on November 10, 2020 (which we refer to as our offering circular) may be referred to in this report as “Interests” and each, individually, as an “Interest.”
On November 10, 2020, to correct a prior clerical error, Otis Wealth, Inc., a Delaware corporation (which we refer to as our manager), as manager of our company, adopted and approved an amended and restated series designation for Series Gallery Drop 044, which designation states the correct maximum number of Series Gallery Drop 044 Interests our company can issue as 70,000, erroneously stated before as 46,670. A copy of the series designation has been filed as Exhibit 3.42 to this report and will replace the previously filed series designation. No Interests under this series designation have been offered or issued as of the date of this report.

EXHIBITS
The following exhibit is filed herewith:

Exhibit No.	Description
3.42	Amended and Restated Series Designation for Series Gallery Drop 044 Interests

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2020	OTIS GALLERY LLC By: Otis Wealth, Inc., its managing member

/s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer